Exhibit 99.9

CONSENT OF INDEPENDENT ENGINEERS

March 8, 2016

We refer to our report dated February 29, 2016 and effective December 31, 2015, evaluating the petroleum and natural gas reserves attributable to Crescent Point Energy Corp. (the "Company") and its affiliates, which is entitled "Reserves Assessment and Evaluation of Canadian and American Oil and Gas Properties (the "Report").

We hereby consent to the references to our name in the Company's Annual Report on Form 40-F to be filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

We also confirm that we have read the Company's Annual Information Form for the year ended December 31, 2015 dated March 8, 2016, and that we have no reason to believe that there are any misrepresentations in the information contained therein that was derived from the Report or that is within our knowledge as a result of the services we performed in connection with such Report.

Yours truly,

GLJ PETROLEUM CONSULTANTS

Bryan M. Joa, P. Eng.
Vice President

4100, 400 - 3rd Ave SW Calgary, AB, Canada T2P 4H2 | tel 403-266-9500  | gljpc.com